SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Corporate Taxpayer ID (CNPJ/MPF): 42.150.391/0001-70

Publicly Held Company

MATERIAL FACT

Braskem S.A. (“Braskem” or “Company”) hereby announces, in accordance with and for the purposes of Article 157, Paragraph 4 of Federal Law 6,404/76 and Instruction 358/02 issued by the Securities and Exchange Commission of Brazil (“CVM”), that, as of May 1, it decided to designate a portion of its dollar-denominated liabilities as hedge for its future exports (“hedge accounting’) , in compliance with accounting standards IAS 39 and CPC 38.

Braskem regularly exports a portion of its production, generating annual revenue of approximately US$3 billion. The revenue from these exports, in Brazilian real, is impacted by exchange rate fluctuations.

On the other hand, Braskem contracts and holds foreign currency loans and also imports a portion of the naphtha consumed by its plants in Brazil. These dollar-denominated liabilities serve as a natural hedge against variations in its export revenue.

With the objective of better reflecting the effects of exchange variation on the Company’s accounting result, Braskem designated a part of its dollar-denominated liabilities as hedge against its future exports. As a result, the exchange variation on such liabilities will be temporarily recorded under shareholders’ equity and recognized on the income statement when such exports occur, thus enabling the simultaneous recognition of the impact of the dollar on liabilities and exports. It is important to note that the adoption of this hedge accounting does not result in the contracting of any financial instruments.

The figures and all the documentation relating to the hedge accounting are being reviewed by the independent auditors, in the context of the interim financial statements on June 30, 2013, and will be incorporated in the reporting of results for the second quarter of the year.

For more information, please contact Braskem’s Investor Relations Department at: braskem-ri@braskem.com.br.

São Paulo, July 24, 2013

Braskem S.A.

Mario Augusto da Silva

Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.